Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

December 15, 2025

Re: Ark7 Properties LLC

Offering Statement on Form 1-A

File No. 024-12690

Dear Officer:

On behalf of Ark7 Properties LLC, I hereby request qualification of the above-referenced offering statement at 9:00am, Eastern Time, on Wednesday, December 17, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Yizhen Zhao

Yizhen Zhao

Chief Executive Officer

Ark7 Properties LLC